Exhibit 12.1
BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND DIVIDENDS
(in thousands, except ratios)

						For the six
	For the years ended December 31,					months ended
	2004	2005	2006	2007	2008	June 30, 2009
						(unaudited)
Earnings available for fixed charges:

Income (loss) before income taxes (1)	$30,513	$42,472	$32,532	$16,938	$(204,948)	$(126,031)
Interest expense, net (2)	2,418	3,246	8,935	13,784	13,650	7,958
Preferred dividend reported as interest expense	726	734	606	606	608	301
Senior note discount	—	—	148	232	238	119

Earnings available	$33,657	$46,452	$42,221	$31,560	$(190,452)	$(117,653)

Fixed charges:

Expensed interest (3)	$2,418	$3,246	$8,935	$13,784	$13,650	$7,958
Capitalized interest	1,195	1,604	2,836	3,466	4,761	2,290
Preferred dividend and accretion	—	—	—	—	—	—
Preferred dividend reported as interest expense	726	734	606	606	608	301
Senior note discount	—	—	148	232	238	119

Fixed charges	$4,339	$5,584	$12,525	$18,088	$19,257	$10,668

Ratio of earnings to fixed charges	7.8x	8.3x	3.4x	1.7x	N/M	N/M

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.